EXHIBIT 4

BILL OF SALE

For One Thousand Dollars ($1000.00) cash in hand paid and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Martin Phillips (“Seller”) hereby sells, conveys, transfers, assigns and delivers to Jeffrey J. Jensen (“Purchaser”), a undivided 100% limited liability company interest in and to Texas Margins, LLC, a Nevada limited liability company (“Texas Margins”).  This sale and conveyance is made free and clear of all liens, claims, liabilities, encumbrances, charges and security instruments.

Purchaser is advised that Texas Margins’s principal assets include the ownership of common stock and warrants to purchase shares of common stock of RMH Technology, Inc., a Pennsylvania corporation, listed on NASDAQ.  Texas Margins has indebtedness of approximately $697,875, owing to Special Investment Risks Limited.  Seller understands and acknowledges to Purchaser that should the value of the RMH Technology stock and warrants increase, Seller is selling and conveying all of the increases and value, if any, in the RMH Technology, Inc. stock and warrants attributable to the 100% limited liability company interest being sold and conveyed under this Bill of Sale.

Seller advises Purchaser that Seller has been the Presiding Member of Texas Margins, and that Seller is simultaneously herewith withdrawing from Texas Margins’s management.

In connection with the admission of Purchaser as a Member of Texas Margins, Purchaser and Seller shall each sign such documents as may be reasonably requested by Texas Margins to evidence Purchaser’s admission as Presiding Member of Texas Margins and Seller’s sale of Seller’s limited liability company interest in Texas Margins.

IN WITNESS WHEREOF, Seller and Purchaser have caused this Bill of Sale to be executed and delivered as of the 30th day of December, 2002.

“SELLER”

/s/ Martin Phillips
Martin Phillips

“PURCHASER”

/s/ Jeffrey J. Jensen
Jeffrey J. Jensen